As filed with the Securities and Exchange Commission on January 6, 2020

Securities Act Registration No. 333-232396

Investment Company Registration No. 811-21485

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

COHEN & STEERS INFRASTRUCTURE FUND, INC.

(Exact Name of Registrant as Specified in Charter)

280 Park Avenue

New York, New York 10017

(Address of Principal Executive Offices)

212-832-3232

(Registrant’s Telephone Number, including Area Code)

Dana A. DeVivo, Esq.

Cohen & Steers, Inc.

280 Park Avenue

New York, New York 10017

(Name and Address of Agent for Service)

With Copies to:

Michael Doherty, Esq.

Ropes & Gray LLP

1211 Avenue of Americas

New York, New York 10036

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares , $.001 par value	8,158,824 shares	27.7223	$226,181,366.58	$27,413.18

(1)	Net asset value per common share as of the close of business on December 20, 2019.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)

Previously paid. $121.20 was previously paid in connection with the registration of 1,000,000 common shares on June 27, 2019 and $28,909.21 was previously paid in connection with the registration of 9,028,452 common shares on August 14, 2019 pursuant to the then-effective registration fee rate.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment consists of the following:

1)	Facing Sheet of the Registration Statement.

2)	Part C to the Registration Statement (including signature page).

3)	Exhibit 12(a) to Item 16 to the Registration Statement.

4)	Exhibit 12(b) to Item 16 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file the opinion and consent of counsel as to tax matters in connection with the reorganization of Cohen & Steers Global Income Builder, Inc. with and into the Registrant as Exhibits 12(a) and 12(b), respectively, to Item 16 to this Registration Statement on Form N-14 (the “Registration Statement”).

Parts A and B of Pre-Effective Amendment No.1 to the Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2019 and the definitive versions thereof filed with the SEC on August 22, 2019 pursuant to Rule 497 under the Securities Act of 1933, as amended, are incorporated by reference herein.

PART C

OTHER INFORMATION

Item 15.	Indemnification

It is the Registrant’s policy to indemnify its directors, officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland as set forth in Article NINTH of Registrant’s Articles of Incorporation, filed as Exhibit 2(a) to the Registrant’s Registration Statement filed on January 9, 2004, and Article VIII, Section 1, of the Registrant’s Amended and Restated By-Laws, filed with the Registrant’s Form N-SAR for the Semi-Annual Report on August 30, 2010. The liability of the Registrant’s directors and officers is dealt with in Article NINTH of Registrant’s Articles of Incorporation and Article VIII, Section 1 through Section 6, of the Registrant’s By-Laws. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s investment manager (the “Investment Manager”), for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Investment Management Agreement, filed as Exhibit G(i) to the Registrant’s Registration Statement filed on March 15, 2004. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s administrator, for any loss suffered by the Registrant or its shareholders is set forth in Section 6 of the Administration Agreement as filed herewith.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to the directors and officers, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the Securities Act of 1933 (other than for expenses incurred in a successful defense) is asserted against the Registrant by the directors or officers in connection with the shares, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

(1)(a)	Articles of Incorporation are incorporated by reference from Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (“Commission”) on January 9, 2004 (Accession No. 0000950117-04-000152).

(1)(b)	Articles of Amendment are incorporated by reference from Registrant’s Annual Report on Form N-SAR filed with the Commission on February 26, 2010 (Accession No. 0001275617-10-000003).

(1)(c)	Articles of Amendment are incorporated by reference from Registrant’s Semi-Annual Report on Form N-SAR filed with the Commission on August 30, 2010 (Accession No. 0001275617-10-000006).

(1)(d)	Form of Articles Supplementary are incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on May 12, 2004 (Accession No. 0000950117-04-001867).

(1)(e)	Form of Articles Supplementary are incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on November 8, 2004 (Accession No. 0000950117-04-001867).

(1)(f)	Form of Articles Supplementary are incorporated by reference from Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on December 12, 2005 (Accession No. 0000950117-05-004681).

(1)(g)	Form of Articles Supplementary are incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration on Form N-2 filed with the Commission on February 8, 2007 (Accession No. 0001193125-07-022956).

(1)(h)	Articles Supplementary are incorporated by reference from Registrant’s Registration Statement on Form N-14 filed with the Commission on June 30, 2008 (Accession No. 0001193125-09-141871).

(2)	Amended and Restated By-laws are incorporated by reference from Registrant’s Semi-Annual Report on Form N-SAR filed with the Commission on August 30, 2010 (Accession No. 0001275617-10-000006).

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization is incorporated by reference from Registrant’s Registration Statement on Form N-14 filed with the Commission on June 27, 2019 (Accession No. 0001193125-19-184381).

(5)(a)	Reference is made to Exhibits (1) and (2) hereof.

(5)(b)	Form of Specimen Stock Certificate is incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on February 8, 2007 (Accession No. 0001193125-07-022956).

(6)(a)	Form of Investment Management Agreement is incorporated by reference from Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on March 15, 2004 (Accession No. 0000950117-04-000992).

(6)(b)	Subadvisory Agreement with Cohen & Steers Asia Limited is incorporated by reference from Registrant’s Annual Report on Form N-SAR filed with the Commission on February 26, 2010 (Accession No. 0001275617-10-000003).

(6)(c)	Subadvisory Agreement with Cohen & Steers UK Limited is incorporated by reference from Registrant’s Annual Report on Form N-SAR filed with the Commission on February 26, 2010 (Accession No. 0001275617-10-000003).

(7)	Not applicable.

(8)	Not applicable.

(9)	Form of Custody Agreement is incorporated by reference from Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed with the commission on February 24, 2004 (Accession No. 0000950117-04-000752)

(10)	Not applicable.

(11)	Opinion and Consent of Venable LLP is incorporated by reference from Registrant’s Registration Statement on Form N-14 filed with the Commission on August 14, 2019 (Accession No. 0001193125-19-221295).

(12)(a)	Opinion of Ropes & Gray LLP regarding tax matters.*

(12)(b)	Consent of Ropes & Gray LLP.*

(13)(a)	Form of Transfer Agency, Registrar and Dividend Disbursing Agency Agreement is incorporated by reference from Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed with the commission on February 24, 2004. (Accession No. 0000950117-04-003814).

(13)(b)	Amended and Restated Administration Agreement between the Fund and the Investment Advisor is incorporated by reference from Registrant’s Registration Statement on Form N-14 filed with the Commission on June 27, 2019 (Accession No. 0001193125-19-184381).

(13)(c)	Form of Amended and Restated Administration Agreement between the Fund and State Street Bank and Trust Company is incorporated by reference from Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on March 15, 2004 (Accession No. 0000950117-04-000992).

(14)	Consent of Independent Registered Public Account Firm is incorporated by reference from Registrant’s Registration Statement on Form N-14 filed with the Commission on August 14, 2019 (Accession No. 0001193125-19-221295).

(15)	Not applicable.

(16)	Power of Attorney is incorporated by reference from Registrant’s Registration Statement on Form N-14 filed with the Commission on June 27, 2019 (Accession No. 0001193125-19-184381).

(17)(a)	Form of Proxy Card is incorporated by reference from Registrant’s Registration Statement on Form N-14 filed with the Commission on August 14, 2019 (Accession No. 0001193125-19-221295).

(17)(b)	Dividend Reinvestment Plan is incorporated by reference from Registrant’s Registration Statement on Form N-14 filed with the Commission on June 30, 2009 (Accession No 0001193125-09-141871).

*	Filed herewith.

Item 17.	Undertakings

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933 each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant in the City of New York and State of New York, on the 6th day of January, 2020.

COHEN & STEERS INFRASTRUCTURE FUND, INC.

By:	/s/ ADAM M. DERECHIN
Adam M. Derechin
President and CEO

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

By:	/s/ ADAM M. DERECHIN	President and Chief Executive Officer (Principal Executive Officer)	January 6, 2020
(ADAM M. DERECHIN)

	By: /s/ JAMES GIALLANZA	Chief Financial Officer (Principal Financial Officer)	January 6, 2020
(JAMES GIALLANZA)

	*	Chairman and Director	January 6, 2020
	(ROBERT H. STEERS) *	Director	January 6, 2020
	(JOSEPH M. HARVEY) *	Director	January 6, 2020
	(MICHAEL G. CLARK) *	Director	January 6, 2020
	(DEAN A. JUNKANS) *	Director	January 6, 2020
	(GEORGE GROSSMAN) *	Director	January 6, 2020
	(GERALD J. MAGINNIS) *	Director	January 6, 2020
	(JANE F. MAGPIONG) *	Director	January 6, 2020
	(DAPHNE L. RICHARDS) *	Director	January 6, 2020
(C. EDWARD WARD, JR.)

*By:	/s/ DANA A. DEVIVO		January 6, 2020
Dana A. DeVivo ATTORNEY-IN-FACT

Exhibit List

(12)(a) Opinion of Ropes & Gray LLP regarding tax matters.

(12)(b) Consent of Ropes & Gray LLP regarding tax matters.